Issuer Free Writing Prospectus filed pursuant to Rule 433

Registration No. 333-199863

Omnicare, Inc.

Pricing Term Sheet

November 6, 2014

The following information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement, dated November 5, 2014, filed pursuant to Rule 424(b)(5) promulgated under the Securities Act, Registration No. 333-199863.

Issuer	Omnicare, Inc. (the “Issuer”)

Aggregate Principal Amount Offered	$400,000,000 of the 2022 Notes (as defined below) $300,000,000 of the 2024 Notes (as defined below)

Title of Security	4.750% Senior Notes due 2022 (the “2022 Notes”) 5.000% Senior Notes due 2024 (the “2024 Notes”, and together with the 2022 Notes, the “notes”)

Maturity	December 1, 2022 for the 2022 Notes December 1, 2024 for the 2024 Notes

Coupon	4.750% for the 2022 Notes 5.000% for the 2024 Notes

Public Offering Price	100.000% plus accrued interest, if any, from November 21, 2014

Yield to Worst	4.750% for the 2022 Notes 5.000% for the 2024 Notes

Spread to Treasury	+254 bps for the 2022 Notes +263 bps for the 2024 Notes

Benchmark	UST 1.625% due November 15, 2022 for the 2022 Notes UST 2.375% due August 15, 2024 for the 2024 Notes

Interest Payment Dates	June 1 and December 1 of each year, beginning on June 1, 2015

Gross Proceeds	$400,000,000 for the 2022 Notes

$300,000,000 for the 2024 Notes

Underwriting Discount	1.25%

Net Proceeds to Issuer before Expenses	$395,000,000 for the 2022 Notes $296,250,000 for the 2024 Notes

CUSIP/ISIN Numbers	2022 Notes: CUSIP: 681904 AS7 ISIN: US681904AS77 2024 Notes: CUSIP: 681904 AT5 ISIN: US681904AT50

Optional Redemption

Prior to the date that is three months prior to the scheduled maturity of an applicable series of notes, the Issuer may at any time redeem all or a part of the series of the notes, at a redemption, or “make-whole,” price equal to the greater of:

(i)     100% of the principal amount of the series of notes to be redeemed; and

(ii)    the sum of the present values of the remaining scheduled payments of principal of and interest on the series of notes to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to such redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the then current Treasury Rate plus 50 basis points, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date.

On or after the date that is three months prior to the scheduled maturity of an applicable series of notes, the Issuer may at any time and from time to time redeem all or a part of a series of notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.

Change of Control Triggering Event	Upon the occurrence of a “change of control triggering event,” the Issuer will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus any accrued and unpaid interest to, but not including, the date of repurchase.

Use of Proceeds	The Issuer intends to use the net proceeds from the offering to fund the redemption of all $400 million aggregate principal amount outstanding of the Issuer’s 7.75% senior subordinated notes due 2020. The Issuer is presently considering redeeming, repurchasing and/or otherwise refinancing a portion, which could be significant, of its other outstanding debt securities, including its outstanding convertible indebtedness, and the Issuer intends to use the remaining proceeds of the offering for general corporate purposes, including, without limitation, funding any such refinancing activities. The Issuer may also fund such refinancing activities with cash on hand, borrowings under its revolving credit facility or the issuance of new senior or subordinated debt securities. The Issuer may engage in any such refinancing activities at any time and from time to time during or after the offering of the notes. Any such refinancing activities are subject to prevailing market conditions and there can be no assurance as to whether or on what terms any such refinancing activities will occur.

Trade Date	November 6, 2014

Settlement Date

November 21, 2014 (T+10)

The Issuer expects that delivery of the notes will be made to investors on or about November 21, 2014, which will be the tenth business day following the date of this pricing term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-199863)

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.

Co-Managers

Mitsubishi UFJ Securities (USA), Inc.

U.S. Bancorp Investments, Inc.

The Huntington Investment Company

KeyBanc Capital Markets Inc.

Fifth Third Securities, Inc.

Regions Securities LLC

SMBC Nikko Securities America, Inc.

The Issuer has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by emailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at dg.prospectus_requests@baml.com.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.